UNITED  STATES
SECURITIES AND  EXCHANGE COMMISSION W ashington,  D.C.  20549
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FORM  15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15() OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission  File Number --000-55870------

BAYTEX CREDIT CORP.
(Exact name of registrant as specified in its charter)

4899 Montrose  Blvd,  Suite 805,  Houston,  Texas 77006
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 3(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) [X]
Rule 12g-4(a)2)
Rule 12h-3(b)1()
Rule 12h-3(b)(16i)
Rule  15d-6
Rule 15d-22(b)

Approximate number of holders of record as of the certification or notice date: 1OO

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name ofregistrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 1, 2019
/s/ William Vincent Walker
William Vincent Walker,  Chairman

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form I5, one of which shall be manually signed. It may be signed by an officer ofthe registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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